SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

December 1, 2016
Aviva plc - Redemption of 8.25% US Capital Securities and NYSE Delisting and
SEC Deregistration
Aviva plc (NYSE: AV; LON: AV) wishes to announce that it has redeemed its 8.25% capital securities due December 1, 2041 (ISIN: US05382A2033, CUSIP: 05382A203) (the "US Capital Securities") in full on December 1, 2016.
Aviva plc also wishes to announce its intention to voluntarily delist its American Depositary Shares ("ADS") from the New York Stock Exchange ("NYSE"). The last trading day of the ADS on the NYSE is currently expected to be on or about December 22, 2016. Following the delisting from the NYSE, Aviva plc intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the US Securities Exchange Act 1934 (the "Exchange Act"). Aviva plc's ADS programme will continue as a 'level 1' sponsored programme, which will enable investors to trade ADS in the US over-the-counter market.
Aviva plc has been listed on the NYSE and registered in the US under the Exchange Act since 2009, when the NYSE listing and SEC registration were identified as relevant to the continued global development of the Aviva Group, including providing the then large number of US employees with the opportunity to invest in the Group through ADS.
The strategic benefits to the Aviva Group of having a NYSE listing and SEC registration no longer apply. Following the sale of Aviva plc's US insurance business in 2013, it no longer has material insurance operations in the US, however Aviva Investors Americas LLC, an investment adviser registered with the SEC, continues to have an active presence in the US. ADS trading volumes are also a small proportion of Aviva plc's global trading volume (currently less than 5%). Aviva plc's delisting and deregistration will focus trading of its ordinary shares on Aviva plc's primary trading market (the London Stock Exchange) which accounts for over 95% of its worldwide trading volumes.
Aviva plc will continue to publish its annual reports and other financial communications in English which will be available via Aviva plc's website (www.aviva.com) in accordance with Rule 12g3-2(b) under the Exchange Act.
Contacts:
Investor contacts:
Chris Esson +44 (0)20 7662 8115
Media contacts:
Andrew Reid +44 (0)20 7662 3131
Sarah Swailes +44 (0)20 7662 6700
Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ
Registered in England
Number 2468686
This information is provided by RNS. The company news service from the London Stock Exchange
END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 December 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary